UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

United Fire & Casualty Company
(Name of Issuer)
Common Stock $3.33 1/3 par value
(Title of Class of Securities)
910331107
(CUSIP Number)
February 14, 2011
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     ☐ Rule 13d-1(b)

     ☑ Rule 13d-1(c)

     ☐ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	910331107

1	NAMES OF REPORTING PERSONS Dee Ann McIntyre

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐ Not Applicable
	(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	United States of America

	5	SOLE VOTING POWER

NUMBER OF		2,445,246

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		519,863

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		2,445,246

WITH:	8	SHARED DISPOSITIVE POWER

		519,863

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	2,965,109

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐ Not Applicable

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	11.32%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	IN

CUSIP No.	910331107

1	NAMES OF REPORTING PERSONS Dee Ann McIntyre Marital Election Trust dated 10/06/2009

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐ Not Applicable
	(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	State of Iowa

	5	SOLE VOTING POWER

NUMBER OF		2,106,553

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		—

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		2,106,553

WITH:	8	SHARED DISPOSITIVE POWER

		—

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	2,106,553

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐ Not Applicable

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	8.04%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	OO

CUSIP No.	910331107

1	NAMES OF REPORTING PERSONS J. Scott McIntyre Trust dated 12/08/1992

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐ Not Applicable
	(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	State of Iowa

	5	SOLE VOTING POWER

NUMBER OF		268,980

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		—

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		268,980

WITH:	8	SHARED DISPOSITIVE POWER

		—

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	268,980

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐ Not Applicable

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	1.02%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	OO

Item 1(a)	Name of Issuer:
United Fire & Casualty Company

Item 1(b)	Address of Issuer’s Principal Executive Offices:
118 Second Avenue SE

Cedar Rapids, Iowa 52401

Item 2(a)	Name of Person Filing:
The persons filing this Schedule 13G are:
(1)	Dee Ann McIntyre

(2)	Dee Ann McIntyre Marital Election Trust dated October 6, 2009

(3)	J. Scott McIntyre Trust dated December 8, 1992

*	Attached to this Schedule 13G as Exhibit A is a Joint Filing Agreement between the persons specified above that this Schedule 13G is being filing on behalf of each of them.

Item 2(b)	Address of Principal Business Office or, if none, Residence:
1218 Bishops Lodge Road Santa Fe, NM 87501-1099

Item 2(c)	Citizenship:
Dee Ann McIntyre is a citizen of the United States of America. The Dee Ann McIntyre Marital Election Trust dated October 6, 2009 was formed under the laws of the State of Iowa. The J. Scott McIntyre Trust dated December 8, 1992 was formed under the laws of the State of Iowa.

Item 2(d)	Title of Class of Securities:
Common Stock $3.33 1/3 par value

Item 2(e)	CUSIP Number:
910331107

Item 3	If this statement is filed pursuant to §§ 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a: Not applicable.
(a)	☐	A broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b)	☐	A bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)	☐	An insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d)	☐	An investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e)	☐	An investment adviser in accordance with § 240.13d-1(b)(1)(ii)(E).

(f)	☐	An employee benefit plan or endowment fund in accordance with § 240.13d-1(b)(1)(ii)(F).

(g)	☐	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G).

(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813).

(i)	☐	A church plan that is excluded from the definitions of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3).

(j)	☐	A group, in accordance with § 240.13d-1(b)(1)(ii)(J).

Item 4	Ownership
Please provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.
(a)	Amount beneficially owned.
(1)	Dee Ann McIntyre is the beneficial owner of 2,965,109 shares of $3.33 1/3 par value common stock of the Company, consisting of:
i.	1,604 shares held by Mrs. McIntyre individually;

ii.	2,106,553 shares held by the Dee Ann McIntyre Marital Election Trust dated October 6, 2009 for which Mrs. McIntyre serves as trustee;

iii.	50,802 shares held by the J. Scott McIntyre Marital Election Trust dated October 6, 2009 for which Mrs. McIntyre serves as trustee:

iv.	268,980 shares held by the J. Scott McIntyre Trust dated December 8, 1992, for which Mrs. McIntyre serves as trustee;

v.	519,863 shares held by the McIntyre Foundation, an Iowa charitable foundation, for which Mrs. McIntyre serves as one of three directors;

vi.	11,507 shares held in an individual retirement account; and

vii.	5,800 shares held in a revocable trust account for which Mrs. McIntyre serves as Trustee.
(2)	The Dee Ann McIntyre Marital Election Trust dated October 6, 2009 is the direct owner of and thus is beneficial owner of 2,106,553 shares of $3.33 1/3 par value common stock of the Company.

(3)	The J. Scott McIntyre Revocable Trust dated December 8, 1992 is the direct owner of and thus is beneficial owner of 268,980 shares of $3.33 1/3 par value common stock of the Company.

(b)	Percent of class
(1)	The 2,965,119 shares reported as beneficially owned by Dee Ann McIntyre represented 11.32% of the issued and outstanding shares of $3.33 1/3 par value common stock of the Company on December 31, 2010.

(2)	The 2,106,553 shares held by the Dee Ann McIntyre Marital Election Trust dated October 6, 2009 represented 8.04% of the issued and outstanding shares of $3.33 1/3 par value common stock of the Company on December 31, 2010.

(3)	The 268,980 shares held by the J. Scott McIntyre Trust dated December 8, 1992 represented 1.02 % of the issued and outstanding shares of $3.33 1/3 par value common stock of the Company on December 31, 2010.
(c)	Number of shares to which the person has:
(1)	Dee Ann McIntyre
i.	Sole Power to vote or to direct the vote: 2,445,256

ii.	Shared power to vote or to direct the vote: 519,863

iii.	Sole power to dispose or to direct the disposition of: 2,445,256

iv.	Shared power to dispose or to direct the disposition of: 519,863
(2)	The Dee Ann McIntyre Marital Election Trust dated October 6, 2009
i.	Sole Power to vote or to direct the vote: 2,106,553

ii.	Shared power to vote or to direct the vote: —

iii.	Sole power to dispose or to direct the disposition of: 2,106,553

iv.	Shared power to dispose or to direct the disposition of: —
(3)	The J. Scott McIntyre Trust dated December 8, 1992
i.	Sole Power to vote or to direct the vote: 268,980

ii.	Shared power to vote or to direct the vote: —

iii.	Sole power to dispose or to direct the disposition of: 268,980

iv.	Shared power to dispose or to direct the disposition of: —

Item 5	Ownership of Five Percent or Less of a Class
If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following:

Dee Ann McIntyre ☐

The Dee Ann McIntyre Marital Election Trust dated 10/06/2009 ☐

The J. Scott McIntyre Trust dated 12/08/1992 ☑

Item 6	Ownership of More than Five Percent on Behalf of Another Person
Not Applicable.

Item 7	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person
Not applicable.

Item 8	Identification and Classification of Members of the Group
Not applicable.

Item 9	Notice of Dissolution of a Group
Not applicable.

Item 10	Certification
Not applicable

SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 11, 2011		/s/ Dianne M. Lyons

Dated		Dee Ann McIntyre by Dianne M. Lyons,
Attorney-in-Fact

Dee Ann McIntyre Marital Election Trust dated October 6, 2009

February 11, 2011	By:	/s/ Dianne M. Lyons

Dated		Dee Ann McIntyre, Trustee by Dianne
M. Lyons, Attorney-in-Fact

J. Scott McIntyre Trust dated December 8, 1992

February 11, 2011	By:	/s/ Dianne M. Lyons

Dated		Dee Ann McIntyre, Trustee by Dianne
M. Lyons, Attorney-in-Fact

EXHIBIT A TO SCHEDULE 13G
JOINT FILING AGREEMENT
Dee Ann McIntyre, individually, the Dee Ann McIntyre Marital Election Trust dated October 6, 2009, and the J. Scott McIntyre Trust dated December 8, 1992, hereby agree and consent to the joint filing on their behalf of the foregoing Schedule 13G related to their beneficial ownership of the common stock of United Fire & Casualty Company.

February 11, 2011		/s/ Dianne M. Lyons

Dated		Dee Ann McIntyre by Dianne M. Lyons, Attorney-in-Fact

Dee Ann McIntyre Marital Election Trust dated October 6, 2009

February 11, 2011	By:	/s/ Dianne M. Lyons

Dated		Dee Ann McIntyre, Trustee by Dianne M. Lyons, Attorney-in-Fact

J. Scott McIntyre Trust dated December 8, 1992

February 11, 2011	By:	/s/ Dianne M. Lyons

Dated		Dee Ann McIntyre, Trustee by Dianne M. Lyons, Attorney-in-Fact

EXHIBIT B TO SCHEDULE 13G
DEE ANN MCINTYRE
The Reporting Persons filing jointly on this Amendment No. 1 filed their original 13G on October 16, 2009.
Schedule A shows current ownership as of December 31, 2010, of United Fire & Casualty Company capital stock held by the Reporting Persons and by four other entities: (1) the McIntyre Foundation, (2) the individual retirement account of Dee Ann McIntyre, (3) the revocable trust of Dee Ann McIntyre, (4) and the J. Scott McIntyre Marital Election Trust dated October 6, 2009 (herein, the “Other Entities”). The group consisting of the Reporting Persons and the Other Entities is referred to collectively as the “Indicated Entities.”
The McIntyre Foundation was created in 1997 by Mrs. McIntyre’s late husband as a charitable foundation. Mrs. McIntyre is one of three directors of the Foundation. By virtue of her position with the Foundation Mrs. McIntyre is deemed to beneficially own the shares directly held by the Foundation. Mrs. McIntyre is contributor and beneficiary of her individual retirement account. Mrs. McIntyre created the Dee Ann McIntyre revocable trust and serves as sole trustee. The J. Scott McIntyre Martial Election Trust dated October 6, 2009 was created upon the death of Mrs. McIntyre’s late husband. Mrs. McIntyre serves as sole trustee of this trust. By virtue of her position as trustee of these two trusts Mrs. McIntyre is deemed to beneficially own the shares directly held by these trusts.
All transactions that involve one or more of the Indicated Entities are reported on Schedule A. Where transactions are among two of the Indicated Entities, appropriate corresponding entries reflect the transaction. Where transactions involve only one of the Indicated Entities there is no corresponding entry.

SCHEDULE A

				Shares held in the United
		Dee Ann McIntyre		Fire Group Employee		J. Scott McIntyre IRA		Dee Ann McIntyre IRA
		Registered Account		Stock Ownership Plan		Account		Accout		McIntyre Foundation
Transaction		Transaction		Transaction		Transaction		Transaction		Transaction
Date	Transaction Description	Amount	Shares Held	Amount	Shares Held	Amount	Shares Held	Amount	Shares Held	Amount	Shares Held
10/6/2009	Holdings at last report		2,245		6,319		4,968		—		519,863
1/4/2010	Dividend Reinvestment	18	2,263
2/23/2010	Open Market Purchase
3/15/2010	Dividend Reinvestment	19	2,282
3/23/2010	IRA Rollover					(4,968)	—	4,968	4,968
3/23/2010	Transfer	(700)	1,582
3/31/2010	ESOP Plan Allocation			220	6,539
3/31/2010	ESOP Plan Distribution			(6,539)	—			6,539	11,507
6/15/2010	Dividend Reinvestment	11	1,593
9/15/2010	Dividend Reinvestment	11	1,604
11/24/2010	Estate Distribution

TOTAL			1,604		—		—		11,507		519,863
SCHEDULE A CONT.

						Dee Ann McIntyre Marital		J. Scott McIntyre Marital
		Dee Ann McIntyre		J. Scott McIntyre Trust		Election Trust Dated		Election Trust Dated
		Revocable Trust		dated 12/08/1992		10/06/2009		10/06/2009
Transaction		Transaction		Transaction		Transaction		Transaction
Date	Transaction Description	Amount	Shares Held	Amount	Shares Held	Amount	Shares Held	Amount	Shares Held
10/6/2009	Holdings at last report		2,100		2,560,131		—		—
1/4/2010	Dividend Reinvestment
2/23/2010	Open Market Purchase	3,000	5,100
3/15/2010	Dividend Reinvestment
3/23/2010	IRA Rollover
3/23/2010	Transfer	700	5,800
3/31/2010	ESOP Plan Allocation
3/31/2010	ESOP Plan Distribution
6/15/2010	Dividend Reinvestment
9/15/2010	Dividend Reinvestment
11/24/2010	Estate Distribution			(2,291,151)	268,980	2,106,553	2,106,553	50,802	50,802

TOTAL			5,800		268,980		2,106,553		50,802

EXHIBIT B TO SCHEDULE 13G
POWER OF ATTORNEY
The undersigned hereby constitutes and appoints each of Randy A. Ramlo, Barrie W. Ernst and Dianne M. Lyons, or any of them acting individually, the undersigned’s true and lawful attorney-in-fact to:
(1)	Execute for and on behalf of the undersigned Forms 3, 4, and 5 with respect to the securities of United Fire & Casualty Company in accordance with Section 16(a) of the Securities Exchange Act of 1934 and the rules thereunder;
(2)	Execute for and on behalf of the undersigned filing with respect to the securities of United Fire & Casualty Company in accordance with Section 13 of the Securities Exchange Act of 1934 and the rules thereunder;
(3)	Do and perform any and all acts for and on behalf of the undersigned that may be necessary or desirable to complete and execute any such Form 3, 4, or 5, any such Section 13 filings, complete and execute any amendment or amendments thereto, and timely file such form with the United States Securities and Exchange Commission and any stock exchange or similar authority;
(4)	Execute for and on behalf of the undersigned Form ID; and
(5)	Take any other action of any type whatsoever in connection with the foregoing which, in the opinion of such attorney-in-fact, may be of benefit to, in the best interest of, or legally required by, the undersigned, it being understood that the documents executed by such attorney-in-fact on behalf of the undersigned pursuant to this Power of Attorney shall be in such form and shall contain such terms and conditions as such attorney-in-fact may approve in such attorney-in-fact’s discretion.
The undersigned hereby grants to each such attorney-in-fact full power and authority to do and perform any and every act and thing whatsoever requisite, necessary, or proper to be done in the exercise of any of the rights and powers herein granted, as fully to all intents and purposes as the undersigned might or could do if personally present, with full power of substitution or revocation, hereby ratifying and confirming all that such attorney-in-fact, or such attorney-in-fact’s substitute or substitutes, shall lawfully do or cause to be done by virtue of this power of attorney and the rights and powers herein granted. The undersigned acknowledges that the foregoing attorneys-in-fact, in serving in such capacity at the request of the undersigned, are not assuming, nor is United Fire & Casualty Company assuming, any of the undersigned’s responsibilities to comply with Section 13 or Section 16 of the Securities Exchange Act of 1934.
This Power of Attorney shall remain in full force and effect until the undersigned is no longer required to file Forms 3, 4, and 5, or Section 13 filings with respect to the undersigned’s holdings of, and transactions in, securities issued by United Fire & Casualty Company, unless earlier revoked by the undersigned in a signed writing delivered to the foregoing attorneys-in-fact.
IN WITNESS WHEREOF, the undersigned has caused this Power of Attorney to be executed as of this day of October 13, 2009.

/s/ Dee Ann McIntyre
Signature

Dee Ann McIntyre
Print Name